SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)
Under the Securities Exchange Act of 1934

WEBSTER FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

947890109
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

May 8, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on 90,256,724 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”) outstanding as of April 30, 2013 as reported in the quarterly report of WBS pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended March 31, 2013 on Form 10-Q (the “WBS Form 10-Q”).

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*	Calculation is based on 90,256,724 shares of Common Stock outstanding as of April 30, 2013 as reported in the WBS Form 10-Q.

1	NAME OF REPORTING PERSONS Warburg Pincus X L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*	Calculation is based on 90,256,724 shares of Common Stock outstanding as of April 30, 2013 as reported in the WBS Form 10-Q.

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*	Calculation is based on 90,256,724 shares of Common Stock outstanding as of April 30, 2013 as reported in the WBS Form 10-Q.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*	Calculation is based on 90,256,724 shares of Common Stock outstanding as of April 30, 2013 as reported in the WBS Form 10-Q.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*	Calculation is based on 90,256,724 shares of Common Stock outstanding as of April 30, 2013 as reported in the WBS Form 10-Q.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*	Calculation is based on 90,256,724 shares of Common Stock outstanding as of April 30, 2013 as reported in the WBS Form 10-Q.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON IN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*	Calculation is based on 90,256,724 shares of Common Stock outstanding as of April 30, 2013 as reported in the WBS Form 10-Q.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%*
14	TYPE OF REPORTING PERSON IN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*	Calculation is based on 90,256,724 shares of Common Stock outstanding as of April 30, 2013 as reported in the WBS Form 10-Q.

This Amendment No. 7 further amends and supplements the statement on Schedule 13D (the “Initial Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2009, as amended and restated by Amendment No. 1 filed with the SEC on October 16, 2009, Amendment No. 2 filed with the SEC on December 14, 2009, Amendment No. 3 filed with the SEC on December 29, 2010, Amendment No. 4 filed with the SEC on December 12, 2012, Amendment No. 5 filed with the SEC on March 20, 2013 and Amendment No. 6 filed with the SEC on March 26, 2013 (as amended, this “Statement”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC.  Each of Messrs. Kaye and Landy, WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”) disclaims beneficial ownership of the shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”), in which WP X has beneficial ownership, except to the extent of any pecuniary interest therein.  Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.  Capitalized terms used herein but not defined shall have the same meanings as ascribed to them in the Statement.

Item 4. Purpose of the Transaction

The response set forth in Item 4 of the Statement is hereby amended by adding the following immediately prior to the caption “Additional Disclosure” thereunder:

On May 8, 2013, WP X entered into the Underwriting Agreement (the “Underwriting Agreement”), dated May 8, 2013, among WBS, WP X, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. (together with J.P. Morgan Securities LLC, the “Underwriters”), pursuant to which WP X agreed to sell to the Underwriters, and the Underwriters agreed to purchase from WP X, 8,744,850 shares of Common Stock at a price of $22.50 per share, for total proceeds to WP X of $196,759,125 in the aggregate. The Underwriters intend to offer the Common Stock to third party investors pursuant to a prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on May 8, 2013 pursuant to Rule 424(b)(3) by WBS (the “Prospectus Supplement”).

Under the Underwriting Agreement, WP X and its affiliates are generally prohibited from, without the prior written consent of the Underwriter, disposing of Common Stock or publicly announcing an intention to effect such a disposition, in each case, for a period of 60 days after May 13, 2013, provided that (a) WP X and its affiliates may dispose of Common Stock in a tender offer by a third party for all of the shares of Common Stock, (b) WP X may dispose of Common Stock in a private transfer of shares of Common Stock as long as the acquirer of such shares generally agrees in writing not to dispose of such shares for a period of 60 days after May 13, 2013 or (c) WP LLC, WP X and their affiliates may sell shares of Common Stock to WBS.

The transactions contemplated by the Underwriting Agreement are expected to be consummated on May 13, 2013.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5(c) of the Statement is hereby amended by deleting the previous response in its entirety and inserting the following in place thereof:

(c)    The Warburg Pincus Reporting Persons have not effected any transactions in Common Stock since the filing of Amendment No. 6 to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 of the Statement are hereby incorporated by reference in their entirety.

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2013

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X, LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS PARTNERS LLC
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact*

*
The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.